Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 18, 2005 and the Prospectus Supplement dated October 26, 2005. The Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties for which we have entered into initial commitments to acquire is presented as of November 10, 2005, and all references to commitments should be read in that context. Information on properties we commit to acquire and properties we acquire after November 10, 2005 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

As of November 10, 2005, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resort properties and have made one loan. We have committed to acquire a ski resort and a sky lift attraction. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators which we consider to be significant industry leaders.

As of November 10, 2005, we have committed to acquire two properties for an aggregate purchase price of $47.5 million. The properties are Cypress Mountain in British Columbia, Canada and the Gatlinburg Sky Lift in Gatlinburg, Tennessee, both of which will be purchased from Boyne USA, Inc. (“Boyne”), the largest privately owned four-season resort company in North America. Boyne is expected to lease the properties on a triple-net lease basis, with lease terms of 20 years with several optional extensions, and will continue to operate both attractions through its subsidiaries. These acquisitions are subject to the fulfillment of certain conditions which include settlement and execution of definitive documents, completion of due diligence and other customary closing conditions.

Boyne’s primary business is the operation of geographically diverse four season destination resorts and day-ski venues located near major metropolitan areas. The business has been managed by the Kircher family since 1948 and is the largest privately owned four season resort company in North America. The founder, Everett Kircher, is recognized within the ski community as having been a pioneer and visionary with a passion for winter sports and the outdoors. Along with Cypress Mountain and the Gatlinburg Sky Lift, Boyne owns Big Sky Resort in Montana, Crystal Mountain in Washington, Brighton Ski Resort in Utah and Boyne Mountain, Boyne Highlands and The Inn at Bay Harbor, three of Michigan’s premier snowsports and golf resorts.

Cypress Mountain is a freestyle skiing and snowboarding attraction located approximately 20 minutes north of Vancouver, British Columbia. With an average annual snow fall of 20 feet and 250 skiable acres, Cypress Mountain is the second most visited ski resort in British Columbia, logging over 350,000 skier visits in 2004. The property includes 38 downhill runs, 5 chairlifts and a base lodge. With the largest vertical rise (1,680 feet) on the North Shore of Vancouver, the resort offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The resort offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. It is primarily a family-oriented, day-ski venue. The property has been chosen to host the Freestyle Skiing (moguls and aerials) and Snowboarding (half-pipe and parallel giant slalom) competitions for the 2010 Winter Olympics. Improvements for these events will include the installation of an additional high-speed chairlift, a 50% increase in skiable terrain, snowmaking equipment, an aerial jump site, a mogul course and a permanent world-class snowboard Superpipe.

November 10, 2005	Prospectus dated April 18, 2005

The Gatlinburg Sky Lift is located in Gatlinburg, Tennessee, the gateway to Great Smoky Mountains National Park. In operation since 1954, the attraction consists of an uphill chairlift and ticket and concession stands. The scenic overlook from the Sky Lift affords views of the Smoky Mountains on the way to the top of Crockett Mountain, which towers more than 500 feet over Gatlinburg. For the past five years, the property has attracted more than 400,000 visitors annually. An estimated 13.2 million visitors come to the tourist towns of Tennessee’s Sevier County each year, which includes Gatlinburg and Pigeon Forge. According to the National Park Service, Great Smoky Mountains National Park is the country’s most visited national park, and is located within 550 miles of one-third of the American population.

On October 11, 2005, we acquired a 61% interest in two waterpark resorts through our partnership with subsidiaries of Great Wolf Resorts, Inc. (the “Wolf Partnership”). On November 3, 2005, we invested $10.1 million additional capital in the Wolf Partnership, increasing our ownership interest to 70%. The Wolf Partnership expects to obtain mortgage financing on the two waterpark resorts by the end of the first quarter of 2006.

The board of directors declared distributions of $0.0458 per share to stockholders of record on November 1, 2005, payable by December 31, 2005.

THE OFFERING

By June 23, 2004, we had received aggregate subscription proceeds of approximately $3.44 million, which exceeded the minimum offering amount of $2.5 million, and approximately $3.38 million of the funds were released from escrow. As of September 30, 2005, we had received total subscription proceeds of approximately $247.1 million (24,770,899 shares) from 8,275 investors in connection with this offering, including 375,225 shares issued through our reinvestment plan.

BUSINESS

PROPERTY ACQUISITIONS

On October 11, 2005, we acquired a 61% interest in two waterpark resorts through our partnership with subsidiaries of Great Wolf Resorts, Inc. (the “Wolf Partnership”). On November 3, 2005, we invested $10.1 million additional capital in the Wolf Partnership, increasing our ownership interest to 70%. The Wolf Partnership expects to obtain mortgage financing on the two waterpark resorts by the end of the first quarter of 2006. We currently anticipate that such mortgage financing will be for approximately $63 million for a term of seven years. The interest rate is expected to be tied to the seven year Treasury plus seven year swap spread plus 102 basis points. The loan is expected to be interest only for three years, amortized over thirty years and to require an initial deposit of approximately $50,000. These terms have not been committed to by a lender and there is no assurance that the Wolf Partnership will finally obtain financing on these terms.

PENDING INVESTMENTS

As of November 10, 2005, we have committed to acquire two properties for an aggregate purchase price of $47.5 million. The properties are Cypress Mountain in British Columbia, Canada (the “Cypress Mountain Property”) and the Gatlinburg Sky Lift in Gatlinburg, Tennessee (the “Gatlinburg Sky Lift Property”), both of which will be purchased from Boyne USA, Inc., the largest privately owned four-season resort company in North America. Boyne is expected to lease the properties on a triple-net lease basis, with lease terms of 20 years with several optional extensions, and will continue to operate both attractions through its subsidiaries. We expect to grant Boyne the option to repurchase both properties from us at a price that will result in a certain fixed return to us. The option will be exercisable beginning in the seventh year through the 25th year following the acquisition.

Boyne’s primary business is the operation of geographically diverse four season destination resorts and day-ski venues located near major metropolitan areas. The business has been managed by the Kircher family since 1948 and is the largest privately owned four season resort company in North America. The founder, Everett Kircher, is recognized within the ski community as having been a pioneer with a passion for winter sports and the outdoors. Along with Cypress Mountain and the Gatlinburg Sky Lift, Boyne owns Big Sky Resort in Montana,

Crystal Mountain in Washington, Brighton Ski Resort in Utah and Boyne Mountain, Boyne Highlands and The Inn at Bay Harbor, three of Michigan’s premier snowsports and golf resorts.

We will not incur debt, and at this time we do not foresee obtaining debt financing on these properties. In addition, both properties are subject to certain permits or leases. The Cypress Mountain Property is located on land owned by the Canadian provincial authority and is subject to a permit which has 29 years remaining. We are actively pursuing the transfer of that permit. The Gatlinburg Sky Lift Property is located on long-term leased land, which has 48 years remaining. We are seeking to finalize the transfer of that ground lease. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the properties will ultimately be acquired. If acquired, the leases for the properties are expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

Cypress Mountain is a freestyle skiing and snowboarding attraction. With an average annual snow fall of 20 feet and 250 skiable acres, Cypress Mountain is the second most visited ski resort in British Columbia, logging over 350,000 skier visits in 2004. With the largest vertical rise (1,680 feet) on the North Shore of Vancouver, the resort offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The resort offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. It is primarily a family-oriented, day-ski venue. The property has been chosen to host the Freestyle Skiing and Snowboarding competitions for the 2010 Winter Olympics and will benefit directly from $10.3 million in pending improvements to be made and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional high-speed chairlift, a 50% increase in skiable terrain, snowmaking equipment, an aerial jump site, a mogul course and a permanent world-class snowboard Superpipe.

The Gatlinburg Sky Lift is located in Gatlinburg, Tennessee, the gateway to Great Smoky Mountains National Park. The scenic overlook from the Sky Lift, which has been in operation since 1954, affords views of the Smoky Mountains on the way to the top of Crockett Mountain, which towers more than 500 feet over Gatlinburg. For the past five years, the property has attracted more than 400,000 visitors annually. An estimated 13.2 million visitors come to the tourist towns of Tennessee’s Sevier County each year, which includes Gatlinburg and Pigeon Forge. According to the National Park Service, Great Smoky Mountains National Park is the country’s most visited national park and is located within 550 miles of one-third of the American population.

Leases. Set forth below are summarized terms expected to apply to the leases for the properties we intend to acquire. More information relating to these properties and their related leases will be provided if and when we acquire them.

PENDING INVESTMENT PROPERTIES

As of November 10, 2005

Property	Estimated purchase price (1)	Lease term and renewal options (2)	Minimum annual rent	Percentage rent
Cypress Mountain Property Ski resort The property is located approximately 20 minutes north of Vancouver, British Columbia and includes 38 downhill runs, 5 chairlifts and a base lodge. There is a commitment for improvements which include installation of an additional high-speed chairlift, a 50% increase in terrain, snowmaking equipment, an aerial jump site, a mogul course and a permanent world-class snowboard Superpipe deemed necessary for Freestyle Skiing and Snowboarding competitions of the 2010 Winter Olympics.	$27,500,000	20 years; four 5-year renewal options; lease will be cross-defaulted with Gatlinburg (3)	10.25%, increasing 25 basis points annually; capped at 13% ($2,818,750 in the initial year); guaranteed by Boyne for first 4 years	1.5% of gross revenues

Gatlinburg Sky Lift Property Sky lift attraction The property is located in Gatlinburg, Tennessee and includes an uphill chairlift and ticket booth and concession stands.	$19,940,000	20 years; four 5-year renewal options; lease will be cross-defaulted with Cypress	10.25%, increasing 25 basis points annually; capped at 13% ($2,043,850 in the initial year); guaranteed by Boyne for first 4 years	3% of gross revenues

FOOTNOTES:

(1)	Not including closing costs.

(2)	Based on estimated purchase price. The leases are expected to be on a triple-net basis.

(3)	Renewals will be subject to term of Canadian permit.

Competition. The Cypress Mountain Property is located in British Columbia and generally competes with 36 other ski and snowboard areas including Big White Ski Resort, Apex Mountain, Crystal Mountain, Mt. Washington, Phoenix Mountain, Powder King, Summit Lake and Whitewater Ski Resort.

The Whistler and Blackcomb Mountains, Grouse Mountain and Mount Seymour are the closest in proximity to Cypress Mountain. Cypress Mountain also competes with destination ski resorts in the Whistler and Blackcomb Mountains, located only two hours from Vancouver, British Columbia. Whistler Mountain has an average annual snowfall of 30 feet, 4,757 skiable acres, over 100 trails, 8 restaurants, a peak elevation of 7,160 feet and 16 chairlifts. Blackcomb Mountain has an average annual snowfall of 30 feet, 3,414 skiable acres, over 100 trails, 9 restaurants, a peak elevation of 7,494 feet and 17 chairlifts. In addition, Grouse Mountain and Mount Seymour, located only 15 minutes from downtown Vancouver, compete directly with Cypress Mountain for day skier visits. Grouse Mountain offers a summit elevation of 4,100 feet, vertical drop of 1,260 feet, 212 skiable acres, 9 chairlifts, 24 trails and an average annual snowfall of 10 feet. Mount Seymour has a summit elevation of 4,134 feet, a vertical drop of 1,115 feet, 600 skiable acres, 5 chairlifts, 24 trails and an average annual snowfall of over 14 feet.

The Gatlinburg Sky Lift Property is located in Gatlinburg, Tennessee and is a tourist destination bordering Great Smoky Mountains National Park. Ober Gatlinburg, America’s largest aerial tramway, is located a short distance from the Gatlinburg Sky Lift. Other area tourist attractions, such as Ripley’s Believe It Or Not Museum compete with the Gatlinburg Sky Lift for tourists’ time and entertainment dollars. Other Gatlinburg attractions include the Guinness World of Records Museum, the Gatlinburg Space Needle, Rafting in the Smoky Mountains and a Star Cars Museum.

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